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  October 17, 2022

       Chris Chang
       Chief Executive Officer
       ConneXionONE Corp.
       39899 Balentine Drive
       Suite 200
       Newark, CA 94560

                                                        Re: ConneXionONE Corp.
                                                            Form 10-12G
                                                            Filed July 26, 2022
                                                            File No. 000-50075

       Dear Chris Chang:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




  Sincerely,


  Division of Corporation Finance

  Office of Energy & Transportation